U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.G.

Dated July 24, 2002

NEW TEL LIMITED
(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant's Name)

22 Hasler Road,
Herdsman, Western Australia 6017
Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW TEL LIMITED

By: ______________________
Name: Craig L. Piercy
Title: Company Secretary

Dated: 7/24/02

The following exhibits are filed as part of this report on Form 6-K:

Description	Exhibit No.
Australian Stock Exchange Release, dated July 24, 2002, relating to the appointment of Seidler Companies Incorporated as financial advisors to New Tel Limited.	1

1. Australian Stock Exchange Release, dated July 24, 2002, relating to the appointment of Seidler Companies Incorporated as financial advisors to New Tel Limited.

ASX RELEASE

New Tel

Our Ref: IC43001I/ASX240702

24 July 2002

Company Announcements Office
The Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
Sydney NSW 2000

By Facsimile: 1300 300 021

Dear Sir/Madam

New Tel appoints US investment banker

The Company is pleased to announce it has appointed US investment banking group The Seidler Companies Incorporated (Seidler) to assist in securing business and investment opportunities to position New Tel as a leading telecommunications carrier in Asia Pacific.

Seidler has been appointed a financial advisor and placement agent to assist New Tel in investment banking matters relating to corporate transactions and capital raisings in the US and global markets. In particular Seidler will advise on investment programmes, potential acquisitions, strategic partnerships and other business alliances with a focus on the expansion of New Tel's telecommunications, media and technology programmes.

Seidler is based in California, USA and specialises in investment banking services to industry leading, well managed middle market companies. The group has over 30 years of experience and a solid reputation in private and public placements, acquisitions and public equity offerings.

Attached is a media release regarding the appointment.

Yours faithfully

CRAIG PIERCY
COMPANY SECRETARY

Everybody wants it. We've got it!

Head Office 22 Hasler Road Herdsman WA 6017 Australia • PO Box 382 Mt Hawthorn WA 6016 Australia **Tel** (+618) 9244 1166 **Fax** (+618) 9244 1175 **Web** www.newtellimited.com

New Tel Limited ABN 85 009 068 955

New Tel

MEDIA RELEASE

MEDIA RELEASE
NEW TEL APPOINTS US INVESTMENT BANKER

24-07-02

Australian telecommunications carrier and multi-media group, New Tel Limited, (ASX: NWL, NASDAQ:NWLL) has appointed US investment banking group The Seidler Companies Incorporated to assist in securing new business and investment opportunities for New Tel.

Managing Director and CEO, Mr Peter Malone, said today that Seidler would advise on investment programs, potential acquisitions, strategic partnerships and other business alliances with a focus on expanding New Tel's telecommunications, media and technology programs.

New Tel, which now ranks in the top carriers in the nation, has over the past year been on the takeover trail with acquisitions of telco and multi-media assets including Delta Phones ($4 million), Cable & Telecoms ($18.5 million cash and shares) and Digiplus ($50 million cash and shares).

"Seidler will work with us to continue our expansion programs positioning New Tel as a leading telecommunications carrier in Asia Pacific as well as potential US opportunities," said Mr Malone.

Seidler is based in California, USA and specialises in investment banking services to industry leading, well managed middle market companies. The group has over 30 years of experience and a solid reputation in private and public placements, acquisitions and public equity offerings.

Seidler's MD Brian Mulvaney said "We are delighted to be involved with such a dynamic, fast growing company like New Tel".

"Seidler represents a very strategic affiliation for New Tel and should provide key guidance going forward." added Mr Malone.

For further information contact: Peter Malone
(08) 9244 1166

Everybody wants it. We've got it!